UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

INTERNATIONAL COAL GROUP, INC.
(Name of Subject Company)

ATLAS ACQUISITION CORP.
ARCH COAL, INC.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
45928H106
(CUSIP Number of Class of Securities)

Robert G. Jones
Senior Vice President — Law, General Counsel & Secretary
Jon S. Ploetz
Assistant General Counsel and Assistant Secretary
One CityPlace Dr., Suite 300
St. Louis, MO 63141
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954
Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,044,605,405.88	$353,478.69

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $14.60, the per share tender offer price, multiplied by the sum of (1) 204,175,202, the number of shares of common stock issued and outstanding (including 1,099,651 shares of restricted stock and not including 96,914 shares of common stock held in treasury), and (2) 353,927, the number of shares of common stock subject to issued and outstanding restricted share unit awards, plus (b) an amount equal to 6,315,348, the number of shares of common stock subject to outstanding stock options with an exercise price less than $14.60, multiplied by the difference of $14.60 and $5.34, the average weighted exercise price of the outstanding stock options with exercise prices less than $14.60. The share figures in this transaction valuation are as of May 12, 2011, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $353,478.69.
Form or Registration No.: Schedule TO.
Filing Party: Arch Coal, Inc. and Atlas Acquisition Corp.
Date Filed: May 16, 2011.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

          This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 16, 2011 and is filed by (i) Atlas Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Arch”) and (ii) Arch. The Schedule TO relates to the offer by Merger Sub to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of International Coal Group, Inc., a Delaware corporation (“ICG”), at $14.60 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are included as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
          The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 11. Additional Information.
          (a)(5) Item 11 of the Schedule TO is hereby amended and supplemented as follows:
          The information set forth in the first paragraph of the subsection captioned “Shareholder Litigation” within Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:
          On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of shareholders of ICG, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470. On May 19, 2011, a putative class action lawsuit was filed in the Court of Chancery of Delaware purportedly on behalf of a class of shareholders of ICG, docketed as Isakov v. International Coal Group, Inc., et al., Case No. 6505 (collectively with the Kirby and Kramer actions, the “Delaware Actions”). Each of the complaints names as defendants ICG, members of the ICG Board, Arch, and Merger Sub. Each of the complaints alleges, inter alia, that the members of the ICG Board breached fiduciary duties owed to ICG’s shareholders by failing to take steps to maximize the value of ICG to its shareholders or engage in an appropriate sales process in connection with the proposed transaction and that Arch and Merger Sub aided and abetted the alleged breach. The Isakov complaint further alleges that the members of the ICG Board breached their fiduciary duties by failing to disclose material information in ICG’s 14D-9 filed on May 16, 2011. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

SIGNATURES
          After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 20, 2011

ATLAS ACQUISITION CORP.
By:	/s/ John W. Eaves
	Name:	John W. Eaves
	Title:	President

ARCH COAL, INC.
By:	/s/ John W. Eaves
	Name:	John W. Eaves
	Title:	President and Chief Operating Officer